Exhibit 99.1 ANNUAL GENERAL MEETING 9 August 2019

2019 Annual General Meeting CAUTIONARY NOTE ON FORWARD‐LOOKING STATEMENTS This Management Presentation contains forward‐looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward‐looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20‐F and 6‐K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward‐looking statements and such forward‐looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward‐looking statements include: • statements about the Company’s future performance; • projections of the Company’s results of operations or financial condition; • statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions,dispositions and/or its products; • expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants; • expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans withrespect to any such projects; • expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios; • expectations concerning dividend payments and share buy‐backs; • statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges; • uncertainty from the expected discontinuance of LIBOR and transition to any other interest rate benchmark; • statements regarding tax liabilities and related audits, reviews and proceedings; • statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, ifany, associated with such proceedings; • expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos‐related personal injury and death claims; • expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty‐related costs; • statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third‐party recoveries; and • statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence. Page 2

2019 Annual General Meeting CAUTIONARY NOTE ON FORWARD‐LOOKING STATEMENTS   (continued) Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward‐looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward‐looking statements and all such forward‐looking statements are qualified in their entirety by reference to the following cautionary statements. Forward‐looking statements are based on the Company’s current expectations, estimates and assumptions and because forward‐looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward‐looking statements. Thesefactors,some of which are discussed under “Risk Factors” in Section 3 of the Form 20‐F filed with the Securities and Exchange Commission on 21 May 2019 and subsequently amended on 8 August 2019, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements onthe amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic andmarket conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risksof conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing listoffactorsisnotexhaustiveandthat other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward‐looking statements. Forward‐looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward‐looking statements or information except as required by law. Page 3

CHAIRMAN’S ADDRESS – MICHAEL HAMMES Contents are confidential and subject to disclosure and insider trading considerations

• Xxx • Xxx ANNUAL GENERAL MEETING – ITEMS OF BUSINESS* *Shareholders should refer to the 2019 Notice of Annual General Meeting for the full text and background to each resolution set forth in the presentation

2019 Annual General Meeting RESOLUTION 1: Financial Statements and Reports for Fiscal Year 2019 • To receive and consider the financial statements and the reports  of the Board and external auditor for the fiscal year ended 31  March 2019 Page 6

2019 Annual General Meeting RESOLUTION 1: Financial Statements and Reports for Fiscal Year 2019 PROXY RESULTS: Votes %* For  347,340,648 99.92 Against 224,203 0.06 Open  77,812 0.02 Abstain 2,950,560 N/A Excluded 0 N/A * Percentages have been rounded Page 7

2019 Annual General Meeting RESOLUTION 2: Remuneration Report for Fiscal Year 2019 • To receive and consider the Remuneration Report of the  Company for the fiscal year ended 31 March 2019 Page 8

2019 Annual General Meeting RESOLUTION 2: Remuneration Report for Fiscal Year 2019 PROXY RESULTS: Votes %* For  332,658,179 98.15 Against 6,198,440 1.83 Open  77,812 0.02 Abstain 11,658,792 N/A Excluded 0 N/A * Percentages have been rounded Page 9

2019 Annual General Meeting RESOLUTION 3: Election/Re‐election of Directors a. That Anne Lloyd be elected as a director b. That Rada Rodriguez be elected as a director c. That Dr Jack Truong be elected as a director d. That David Harrison, who retires by rotation in accordance with the  Company’s Articles of Association, be re‐elected as a director Page 10

2019 Annual General Meeting RESOLUTION 3(a): Election of Director – Anne Lloyd PROXY RESULTS: Votes %* For  349,148,219 99.76 Against 754,443 0.22 Open  77,812 0.02 Abstain 612,749 N/A Excluded 0 N/A * Percentages have been rounded Page 11

2019 Annual General Meeting RESOLUTION 3(b): Election of Director – Rada Rodriguez PROXY RESULTS: Votes %* For  349,783,671 99.95 Against 118,126 0.03 Open  77,812 0.02 Abstain 613,614 N/A Excluded 0 N/A * Percentages have been rounded Page 12

2019 Annual General Meeting RESOLUTION 3(c): Election of Director – Dr Jack Truong PROXY RESULTS: Votes %* For  349,783,413 99.95 Against 117,154 0.03 Open  77,812 0.02 Abstain 614,844 N/A Excluded 0 N/A * Percentages have been rounded Page 13

2019 Annual General Meeting RESOLUTION 3(d): Re‐election of Director – David Harrison PROXY RESULTS: Votes %* For  347,234,598 99.22 Against 2,645,940 0.76 Open  77,812 0.02 Abstain 634,873 N/A Excluded 0 N/A * Percentages have been rounded Page 14

2019 Annual General Meeting RESOLUTION 4: Authority to Fix the External Auditor’s Remuneration • That the Board be authorised to fix the remuneration of the  external auditor for the fiscal year ended 31 March 2020 Page 15

2019 Annual General Meeting RESOLUTION 4: Authority to Fix the External Auditor’s Remuneration PROXY RESULTS: Votes %* For  349,649,870 99.91 Against 258,839 0.07 Open  77,812 0.02 Abstain 606,702 N/A Excluded 0 N/A * Percentages have been rounded Page 16

2019 Annual General Meeting RESOLUTION 5: Increase Non‐Executive Director Fee Pool • Approval to increase the maximum aggregate remuneration  payable to non‐executive directors by US$1.0million per annum,  from the current maximum aggregate amount of US$2.8million  per annum to an increased maximum aggregate amount of  US$3.8million per annum Page 17

2019 Annual General Meeting RESOLUTION 5: Increase Non‐Executive Director Fee Pool PROXY RESULTS: Votes %* For 343,724,585 99.79 Against 659,032 0.19 Open 76,226 0.02 Abstain 6,081,623 N/A Excluded 51,757 N/A * Percentages have been rounded Page 18

2019 Annual General Meeting RESOLUTION 6: Grant of Fiscal Year 2020 Return on Capital Employed  Restricted Stock Units • Approve the grant of Return on Capital Employed (ROCE)  Restricted Stock Units (RSUs) under the 2006 LTIP (as amended)  to James Hardie’s Director and Chief Executive Officer, Dr Jack  Truong for the fiscal year 2020 Page 19

2019 Annual General Meeting RESOLUTION 6: Grant of Fiscal Year 2020 Return on Capital Employed  Restricted Stock Units PROXY RESULTS: Votes %* For 337,165,261 96.32 Against 12,812,136 3.66 Open 76,426 0.02 Abstain 539,400 N/A Excluded 0 N/A * Percentages have been rounded Page 20

2019 Annual General Meeting RESOLUTION 7: Grant of Fiscal Year 2020 Relative Total Shareholder  Return RSUs • Approve the grant of Relative Total Shareholder Return (TSR)  RSUs to James Hardie’s Director and Chief Executive Officer,         Dr Jack Truong for the fiscal year 2020 Page 21

2019 Annual General Meeting RESOLUTION 7: Grant of Fiscal Year 2020 Relative Total Shareholder  Return RSUs PROXY RESULTS: Votes %* For  335,003,514 95.70 Against 14,977,821 4.28 Open  76,426 0.02 Abstain 535,462 N/A Excluded 0 N/A * Percentages have been rounded Page 22

2019 Annual General Meeting RESOLUTION 8: Supplemental Grant of Fiscal Year 2019 of ROCE RSUs and  Relative TSR RSUs • Approve a supplemental grant under the 2006 LTIP (as amended) of  ROCE RSUs and Relative TSR RSUs to James Hardie’s Director and  Chief Executive Officer, Dr Jack Truong for the fiscal year 2019 Page 23

2019 Annual General Meeting RESOLUTION 8: Supplemental Grant of Fiscal Year 2019 of ROCE RSUs and  Relative TSR RSUs PROXY RESULTS: Votes %* For  334,978,299 95.70 Against 14,993,285 4.28 Open  76,226 0.02 Abstain 545,413 N/A Excluded 0 N/A * Percentages have been rounded Page 24

2019 Annual General Meeting RESOLUTION 9: Renewal of Authority for Directors to Allot and Issue  James Hardie Shares • Approve the renewal of the Board’s authority to allot and issue  Shares for an additional period, commencing upon the expiry of  the current authority on 14 August 2020 and expiring on 7 August  2024 * As set out in full in the Annexure of the 2018 Notice of Annual General Meeting Page 25

2019 Annual General Meeting RESOLUTION 9: Renewal of Authority for Directors to Allot and Issue  James Hardie Shares PROXY RESULTS: Votes %* For  339,980,316 97.14 Against 9,949,183 2.84 Open  76,426 0.02 Abstain 587,298 N/A Excluded 0 N/A * Percentages have been rounded Page 26

OTHER ITEMS OF BUSINESS Page 27

ANNUAL GENERAL MEETING 9 August 2019